FIRST TRUST EXCHANGE-TRADED FUND II
                        1001 WARRENVILLE ROAD, SUITE 300
                             LISLE, ILLINOIS 60532




                                October 31, 2006


Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:      Request for Withdrawal
         First Trust Exchange-Traded Fund II
         Registration on Form N-1A
         (Registration Statement File No. 333-137036)

Ladies and Gentlemen:

         On behalf of the First Trust Russell Consumer Discretionary AlphaDex Fund, First Trust Russell Consumer Staples AlphaDex Fund, First Trust Russell Energy AlphaDex Fund, First Trust Russell Financial AlphaDex Fund, First Trust Russell Health Care AlphaDex Fund, First Trust Russell Industrials AlphaDex Fund, First Trust Russell Materials AlphaDex Fund, First Trust Russell Technology AlphaDex Fund and First Trust Russell Utilities AlphaDex Fund (collectively, the "Funds"), each a series of the First Trust Exchange-Traded Fund II (the "Trust"), the Trust hereby requests the withdrawal of the above-mentioned Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the "1933 Act"). The Registration Statement was originally filed with the Securities and Exchange Commission on August 31, 2006. No securities of the Funds were sold, or will be sold, pursuant to the Registration Statement. This request for withdrawal is for the sole purpose of withdrawing the Trust's 1933 Act Registration (File No. 333-137036).



Sincerely,

FIRST TRUST EXCHANGE-TRADED FUND II



By: /s/ W. Scott Jardine
   -----------------------------------------
   W. Scott Jardine, Secretary